File No. 812-14612
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF THE APPLICATION OF

TOUCHSTONE STRATEGIC TRUST
TOUCHSTONE INVESTMENT TRUST
TOUCHSTONE TAX-FREE TRUST
TOUCHSTONE VARIABLE SERIES TRUST
TOUCHSTONE FUNDS GROUP TRUST
TOUCHSTONE INSTITUTIONAL FUNDS TRUST
AND
TOUCHSTONE ADVISORS, INC.

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER: (A) PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT"), EXEMPTING
APPLICANTS FROM SECTIONS 18(f) AND 21(b) OF THE ACT; (B) PURSUANT TO
SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1)
OF THE ACT; (C) PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3) OF THE ACT; AND (D)
PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER
TO PERMIT CERTAIN JOINT TRANSACTIONS

Please send all communications, notices and orders to:

Jill T. McGruder, 303 Broadway, Suite 1100, Cincinnati, Ohio 45202

Copies to:

Deborah Bielicke Eades, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601
(312) 609-7661

Renee M. Hardt, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601
(312) 609-7616

Page 1 of 29 Pages, including Exhibits
Exhibit Index appears at Page 19

As Filed on July 11, 2016

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
AMENDMENT NO. 1 TO THE APPLICATION
FOR AN ORDER:
(A) PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS
AMENDED (THE “ACT”), EXEMPTING
APPLICANTS FROM SECTIONS 18(f) AND 21(b)
OF THE ACT; (B) PURSUANT TO SECTION 12(d)
(1)(J) OF THE ACT FOR AN EXEMPTION FROM
SECTION 12(d)(1) OF THE ACT; (C)
PURSUANT TO SECTIONS 6(c) AND 17(b) OF
THE ACT FOR AN EXEMPTION
FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3)
OF THE ACT; AND (D) PURSUANT TO SECTION
17(d) OF THE ACT AND RULE 17d-1
THEREUNDER TO PERMIT CERTAIN JOINT
TRANSACTIONS

TOUCHSTONE STRATEGIC TRUST;

TOUCHSTONE INVESTMENT TRUST;

TOUCHSTONE TAX-FREE TRUST;

TOUCHSTONE VARIABLE SERIES TRUST;

TOUCHSTONE FUNDS GROUP TRUST;

TOUCHSTONE INSTITUTIONAL FUNDS TRUST;

AND TOUCHSTONE ADVISORS, INC.

303 Broadway, Suite 1100, Cincinnati, Ohio 45202
File No. 812-14612

Investment Company Act of 1940

I. INTRODUCTION

Each of Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Variable Series Trust, Touchstone Funds Group Trust and Touchstone Institutional Funds Trust, each a registered open-end management investment company (each a "Company" and collectively, the "Companies"), together with Touchstone Advisors, Inc. ("Touchstone Advisors", and together with the Companies, the "Applicants"), hereby submit an application for an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Act for an exemption from Sections 18(f) and 21(b) of the Act; pursuant to Sections 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit certain joint arrangements as described below (the "Application").

Each of the Companies consists of multiple series or funds and may offer additional funds in the future (collectively, the "Funds"). Applicants hereby file this Application for an order permitting the Funds to participate in an interfund lending facility whereby the Funds may lend money directly to and borrow money directly from each other for temporary purposes, provided that the loans are made in accordance with the terms and conditions set forth in this Application. Currently, certain Funds with uninvested cash may, at any given time, in effect, lend money to banks or other entities by entering into repurchase agreements, invest their cash balances in money market funds or purchase other short-term instruments, while other Funds may need to rely on custodian overdrafts for temporary purposes to satisfy redemption requests or for other temporary purposes. The Companies propose to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the proposed credit facility, the Funds intend to: (i) reduce the costs that would be incurred by the Funds in obtaining custodian overdrafts for temporary purposes or maintaining a bank credit facility; and (ii) increase the return received by the Funds on daily cash balances.

Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(1) of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) of the Act generally prohibits such an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several, participant unless it has been approved by an order of the Commission. Section 18(f)(1) of the Act prohibits any registered open-end investment company from issuing any “senior security”; however, the investment company may borrow from a bank, provided the company maintains 300% asset coverage for such loans. Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

Applicants request that the relief apply to the Funds and any other open-end registered management investment company advised by Touchstone Advisors or any entity controlling, controlled by, or under common control with Touchstone Advisors (each, an "Adviser")1 that currently, or in the future, is part of
1 Each Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940. All references to the term Adviser herein include successors-in-interest to the Adviser. Successors-in-interest are limited to any entity resulting from a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

the same group of investment companies as the Companies, as defined in Section 12(d)(1)(G)(ii) of the Act (such other registered open-end management investment companies are included in the term "Companies"). All entities that currently intend to rely on the requested relief are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions set forth in this Application.

Applicants request an order of exemption from the above-mentioned provisions to the extent necessary to establish and operate the proposed credit facility as described in this Application, subject to the terms and conditions set forth herein. The proposed credit facility is intended to be used by the Funds as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining custodian overdrafts for temporary purposes or maintaining a bank credit facility; and (ii) increasing the return received by the Funds on daily cash balances.  Accordingly, Applicants believe the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II. BACKGROUND
A. The Companies
Touchstone Strategic Trust ("TST"), Touchstone Investment Trust ("TINT"), Touchstone Tax-Free Trust ("TTFT") and Touchstone Variable Series Trust ("TVST") are Massachusetts business trusts that are registered as open-end management investment companies under the Act. Each of TST, TINT, TTFT and TVST is a series investment company. TST currently offers seventeen Funds, TINT currently offers two Funds, TTFT currently offers one Fund, and TVST currently offers six Funds. Each Fund of TST, TINT, TTFT and TVST has its own investment objective and policies. Each Fund is offered directly to the public. In addition, the TVST Funds are also offered to certain separate accounts of Western & Southern Financial Group, an Ohio-based life insurance company, that are excepted from the definition of investment company by Section 3(c)(11) of the Act and, therefore, are not registered as investment companies under the Act. These separate accounts are used to fund group variable annuity contracts that are not registered under the 1933 Act because they are issued to qualified retirement plans pursuant to Section 3(a)(2) of the 1933 Act.
Touchstone Funds Group Trust ("TFGT") and Touchstone Institutional Funds Trust ("TIFT") are Delaware statutory trusts that are registered as open-end management investment companies under the Act. Each of TFGT and TIFT is a series investment company. TFGT currently offers twelve Funds and TIFT currently offers one Fund. Each Fund has its own investment objective and policies. Shares of each Fund are registered under the 1933 Act. Shares of each Fund of TFGT and TIFT are offered directly to the public.
No current Fund operates as a money market fund in reliance on Rule 2a-7 under the Act ("Money Market Fund"). In the event that future Funds include Money Market Funds, such Money Market Funds will not participate as borrowers in the proposed credit facility.

B. Touchstone Advisors, Inc.
Touchstone Advisors is an Ohio corporation and a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company. Western-Southern Life Assurance Company is a wholly-owned subsidiary of The Western and Southern Life Insurance Company, which is a wholly-owned subsidiary of Western & Southern Financial Group, Inc. Western & Southern Financial Group, Inc. is a wholly-owned subsidiary of Western & Southern Mutual Holding Company. Touchstone Advisors is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the investment manager for each Fund. As investment manager, Touchstone Advisors provides investment advisory and certain administrative services to the Funds. Pursuant to sub-advisory agreements, Touchstone Advisors has delegated day-to-

day portfolio management responsibilities for the Funds or portions of the assets thereof to various sub-advisers that may be affiliated or unaffiliated with Touchstone Advisors.
C. Current Borrowing Practices
At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments. At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes.

The Funds currently are not parties to any credit facilities with banks. Currently, the Funds have credit arrangements with their custodian (i.e., overdraft protection) under which the custodian may, but is not obligated to, lend money to the Funds to meet the Funds' temporary cash needs. Applicants expect that custodian overdrafts will remain available after any order requested herein is granted. If a Fund borrows from its custodian, the Fund generally would pay interest on the loan at a rate that is significantly higher than the rate that is earned by other (non-borrowing) Funds on investments in repurchase agreements, money market funds, and other short-term instruments. Applicants assert that this differential represents the profit earned by the lender on loans and is not attributable to any material difference in the credit quality or risk of such transactions.

D. The Proposed Credit Facility
The Companies seek to enter into master interfund lending agreements (“Interfund Lending Agreements”) with each other on behalf of the Funds that would permit each Fund whose fundamental investment restrictions permit it to do so to lend money directly to and borrow money directly from other Funds through a credit facility for temporary purposes (an “Interfund Loan”). The proposed credit facility would both reduce the Funds' potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term investments. Although the proposed Interfund Program would reduce the Funds’ need to borrow through custodian overdrafts, in the future, the Funds would be free to establish committed lines of credit or other borrowing arrangements with unaffiliated banks. Although the proposed credit facility would reduce the Funds' need to borrow from banks or rely on their credit arrangements with their custodian, the Funds would be free to establish and maintain committed lines of credit or custodial or other borrowing arrangements with unaffiliated banks.
It is anticipated that the proposed credit facility would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain transactions including, but not limited to, foreign transactions). However, redemption requests normally are effected immediately. The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.
Similarly, it is anticipated that a Fund could use the proposed credit facility when a sale of securities “fails” due to circumstances beyond the Fund's control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. In the event of a sales fail, the custodian typically may extend temporary credit to cover the shortfall, and the Fund incurs overdraft charges. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same day settlement basis, earning a lower return on the investment. Use of the proposed credit facility under these circumstances would enable the Fund to have access to immediate short-term liquidity without the Fund incurring custodian overdraft or other charges.

While the Funds could establish a committed or uncommitted bank line of credit in order to supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining a bank loan. Under the proposed credit facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or purchasing shares of a money market fund or other short-term instruments. Thus, the proposed credit facility would benefit both borrowing and lending Funds.2

The interest rate to be charged to the Funds on any Interfund Loan (the “Interfund Loan Rate”) would be the average of: (i) the “Repo Rate,” as defined below; and (ii) the “Bank Loan Rate,” as defined below. The Repo Rate for any day would be the highest or best (after giving effect to factors such as the credit quality of the counterparty) rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by the Fund or its Adviser. The Bank Loan Rate for any day would be calculated by the Credit Facility Team each day an Interfund Loan is made according to a formula established by the Board of Trustees of each Company (the “Board”) and intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds.3 The formula would be based upon a publicly available rate (e.g., federal funds plus 25 basis points) and the Bank Loan Rate would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Company’s Board. In addition, each Fund’s Board would periodically review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The continual monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

The proposed credit facility would be administered by investment professionals and administrative personnel from Touchstone Advisors (collectively, the “Credit Facility Team”). No portfolio manager of any Fund will serve as a member of the Credit Facility Team. The proposed credit facility would be available to any Fund whose fundamental and non-fundamental investment restrictions would permit its participation. On any day on which a Fund intends to borrow money, the Credit Facility Team would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest; and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.
Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed credit facility would permit a Fund to borrow on an unsecured basis if the Fund's total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund's outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan. In addition, amounts borrowed
2In this respect, Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7 under the Act. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’ board has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policies of each fund. Cf. Safeco Growth Fund, Inc. (pub. avail. Mar. 4, 1985).
3 The composition of the Boards of TST, TINT, TTFT, TVST, TFGT and TIFT currently is the same.

through the proposed credit facility would be reasonably related to a Fund's temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund's total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. The duration of any loans made under the proposed credit facility would be limited to the time required to obtain cash sufficient to repay such Interfund Loan, through either the sale of portfolio securities or the net sales of the Fund’s shares, but in no event more than seven days. All loans would be callable on one business day's notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.
Under the proposed credit facility, Touchstone Advisors could provide standing instructions for each participating Fund to participate daily as a borrower or lender; alternatively, Touchstone Advisors could provide instructions from time to time when the Fund wishes to participate as a borrower or lender.4 The Credit Facility Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.
The Credit Facility Team would allocate borrowing demand and cash available for lending among the Funds on what the Credit Facility Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as: (i) the time of filing requests to participate; (ii) minimum loan lot sizes; and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.
The Credit Facility Team would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to portfolio managers. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Credit Facility Team would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. All allocations made by the Credit Facility Team will require the approval of at least one member of the Credit Facility Team, who is a high level employee. Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Credit Facility Team has allocated cash for Interfund Loans, any remaining cash will be invested in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.
The method of allocation and related administrative procedures would be approved by the Board of each Fund, including a majority of the Board's trustees who are not "interested persons" of the Fund, as that term is defined in Section 2(a)(19) of the Act (“Independent Trustees”), to ensure that both borrowing and lending Funds participate on an equitable basis. Touchstone Advisors would report quarterly to each Fund’s Board on the participation of the Fund in the proposed credit facility. Each Fund’s Board would review at least quarterly the Fund's participation in the proposed credit facility to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) the Fund’s participation in the proposed credit facility. As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the proposed credit facility as required by condition 14, the Board, including a majority of the Independent Trustees, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, Touchstone Advisors would promptly refer the loan for
4 Touchstone Advisors is responsible for investing the cash balances of each Fund.

arbitration to an independent arbitrator selected by the Board of each Fund involved, who would have binding authority to resolve any problem promptly.
Touchstone Advisors would: (i) monitor the Interfund Loan Rate and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to each Fund’s Board concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged. Touchstone Advisors, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary as part of its duties under the relevant advisory or administrative contract with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility. Touchstone Advisors may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. Such fees would be no higher than those applicable for comparable bank loan transactions.
If the requested order is granted, no Fund may participate in the proposed credit facility unless: (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (ii) the Fund has fully disclosed all material information concerning the credit facility in its prospectus and/or statement of additional information; and (iii) the Fund's participation in the credit facility is consistent with its investment objectives, limitations and organizational documents.

III. STATUTORY PROVISIONS
Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section. Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits any such affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless, upon application, the transaction has been approved by an order of the Commission.
Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines “control” as the “power to exercise a controlling influence over the management or policies of a company,” but excludes circumstances in which “such power is solely the result of an official position with such company.” Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security..., except that any such registered company shall be permitted to borrow from any bank; provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company... .” Under Section 18(g) of the Act, the term “senior security” includes "any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness... ."
Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.
Rule 17d-1(b) under the Act provides that, in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.
Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”
Similarly, Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.
IV. REQUEST FOR ORDER
Applicants seek an order: pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d) (1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed credit facility.
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.
On each business day when an Interfund Loan is to be made, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest; and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.
If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.
A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility only on a secured basis. A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

5.
Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all of its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the lnterfund Loan.

6.
No Fund may lend to another Fund through the proposed credit facility if the loan would cause the lending Fund's aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund's current net assets at the time of the loan.

7.	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.
The duration of Interfund Loans will be limited to the time required to obtain cash sufficient to repay such Interfund Loan, through either the sale of portfolio securities or the net sales of the Fund’s shares, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.
A Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

10.	Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.	A Fund’s participation in the proposed credit facility must be consistent with its investment objectives and limitations and organizational documents.

12.
The Credit Facility Team will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. All allocations will require the approval of at least one member of the Credit Facility Team, who is a high level employee. The Credit Facility Team will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. Touchstone Advisors will invest any amounts remaining after satisfaction of borrowing demand.

13.	Touchstone Advisors will monitor the lnterfund Loan Rate and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Board of each Fund concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

14.	The Board of each Fund, including a majority of the Independent Trustees, will:

(a)
review, no less frequently than quarterly, the Fund’s participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)
establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)	review, no less frequently than annually, the continuing appropriateness of the Fund's participation in the proposed credit facility.

15.
In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, Touchstone Advisors will promptly refer such loan for arbitration to an independent arbitrator, selected by the Board of each Fund involved in the loan, who will serve as arbitrator of disputes concerning Interfund Loans.[5] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

16.
Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and commercial bank borrowings, the yield of any money market fund in which the lending Fund could otherwise invest, and such other information presented to the Fund's Board in connection with the review required by conditions (13) and (14).

17.
Touchstone Advisors will prepare and submit to the Board of each Fund for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the proposed credit facility, Touchstone Advisors will report on the operations of the proposed credit facility at each Board’s quarterly meetings.

Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the Fund participates in the proposed credit facility, that evaluates the Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the proposed credit facility, that certifies that the Fund and its Adviser have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives: (a) that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate and, if applicable, the yield of the money market funds; (b) compliance with the collateral requirements as set forth in the Application; (c) compliance with the percentage limitations on
5 If the dispute involves Funds with different Boards, the respective Board of each Fund will select an independent arbitrator that is satisfactory to each Fund.

interfund borrowing and lending; (d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board of each Fund; and (e) that the Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the Interfund Loan.
Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the proposed credit facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18.
No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

V. STATEMENT IN SUPPORT OF REQUESTED ORDER
A. Discussion of Precedents
The Commission has granted orders permitting a number of mutual fund complexes to establish interfund lending programs based on conditions substantially the same to those proposed in this Application:  e.g., Northern Funds, Investment Co. Act Release Nos. 29368 (July 23, 2010) (notice), and 29381 (August 18, 2010) (order) (the “Northern Funds Order"), Principal Funds, Inc., Investment Co. Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the “Principal Funds Order"), MFS Series Trust I et al., Investment Co. Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the “MFS Order"), John Hancock Variable Insurance Trust, et al., Investment Co. Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the “John Hancock Order"), Fidelity Aberdeen Street Trust et al., Investment Co. Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the “Fidelity Order"), DFA Investment Dimensions Group Inc., et al., Investment Co. Act Release Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (“DFS Order"), Vanguard Admiral Funds, et al., Investment Co. Act Release Nos. 31021 (Apr. 17, 2014) (notice), and 31044 (May 13, 2014) (order) (the “Vanguard Order"), and JNL Series Trust, et al., Investment Co. Act Release Nos. 31261 (Sept. 24, 2014) (notice), and 31297 (October 20, 2014) (order) (the "JNL Order").

B. Discussion in Support of the Application

The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs incurred by the Funds in incurring custodian overdrafts for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than the receipt of its regular advisory fee, Touchstone Advisors has no pecuniary or other interest in establishing the program. The Boards of the Companies have carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the proposed credit facility and have concluded that participation in the proposed credit facility would be in the best interests of the Funds. The Boards also have determined that the significant benefits derived from participation in the proposed credit facility more than outweigh the nominal additional risks that may be incurred by the Funds. The Board of any Fund that determines to participate in the proposed credit facility in the future would be required to make a similar determination before the Fund could participate in the proposed credit facility.
The significant benefits to be derived from participation in the proposed credit facility will be shared by both the Funds making loans directly to other Funds as well as those Funds borrowing money directly from other Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements, and that borrowing Funds always incur lower borrowing costs than they otherwise would through custodian overdrafts. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Credit Facility Team will compare the Interfund Loan Rate set under the interest rate formula with the available Bank Loan Rate and the Repo Rate on each business day. A Fund would be allowed to participate in the proposed credit facility only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate. Furthermore, Applicants believe that these benefits can be achieved without any significant increase in risk. Applicants believe that the risk of default on Interfund Loans is likely to be de minimis given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting Interfund Loans as proposed in this Application.
The proposed credit facility has been designed to serve only as a supplemental source of credit for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.
The Board of each Company has determined that each Fund should be permitted to borrow under the proposed credit facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). If a Fund’s total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.
To assure that a lending Fund’s use of the proposed credit facility reflects only the normal levels of short-term investment activity, the Board of each Company has determined that the Funds should limit their loans extended through the proposed credit facility to no more than 15% of a Fund’s current net assets at the time an Interfund Loan is made.
The Board of each Company has further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the proposed credit facility would represent high quality debt with minimal credit risk, fully comparable with, and in many cases superior to, other short-term instruments available to the Funds. It is anticipated that a Fund would extend an Interfund Loan only when the borrower's total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1,000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund’s asset coverage of at least 300%. If the total outstanding borrowing from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding Interfund Loans; (ii) reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding Interfund Loan, until the Fund's total outstanding borrowings cease to exceed 10% of its total assets.
In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund would also require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans would be effected at not less than the same level of protection as required by any bank or other third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day's notice, and the fact that the Independent Trustees will exercise effective oversight of the proposed credit facility, the Board of each Company believes Interfund Loans to be comparable in credit quality to money market (short-term) instruments that are of a high credit quality and present minimal credit risk. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total borrowings represent more than 10% of its total assets (or when a third party lending bank requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent 10% or less of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed credit facility. Collateralization would provide no significant additional safeguard in light of: (i) the high credit quality and liquidity of the borrowing Funds; (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of Interfund Loans; and (iv) the fact that the program for both the borrowing and lending Funds would be administered by Touchstone Advisors, through the Credit Facility Team, and would be subject to the oversight of the Independent Trustees.
Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, Applicants propose the following:

1.
Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made. Although the Board of each Fund believes Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to overnight repurchase agreements or other comparable short-term instruments, the Funds will impose the foregoing limit on their Interfund Lending as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

2.
In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the loan agreement, Touchstone Advisors will promptly refer the loan for arbitration to an independent arbitrator, selected by the Board of each Fund involved in the loan as described above, who will act as arbitrator of disputes concerning the Interfund Loan. The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each such Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. Touchstone Advisors has no pecuniary interest in the administration of the program. As noted earlier, Touchstone Advisors, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary as part of the Funds’ overall cash management program. Touchstone Advisors, through the Credit Facility Team, would administer the program as part of its duties under the relevant advisory or administrative contract with each Fund, and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility, although it may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. These fees would be no higher than those applicable for comparable bank loan transactions.
The proposed credit facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the proposed credit facility, the Funds would not negotiate interest rates between themselves, and Touchstone Advisors would not set rates in its discretion. Rather, rates would be determined pursuant to a pre-established formula, approved by the Board of each Fund, which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for short-term repurchase agreements. All Funds participating in the credit facility on any given day would receive the same rate.
The proposed credit facility would also not present any significant potential that any Fund’s portfolio manager would maintain or expand the Fund's uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.
First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Credit Facility Team. As discussed above, the Credit Facility Team operates and would continue to operate independently of the Funds’ portfolio managers. The Credit Facility Team will accumulate data at least once each business day on the Funds’ total short-term borrowing needs to meet redemptions and to cover sales fails and the Funds’ total uninvested cash positions. The Credit Facility Team would not solicit cash for the proposed credit facility from any Fund or disseminate total borrowing demand data to any portfolio managers. The Credit Facility Team would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause his or her Fund’s cash balance to be loaned to any particular Fund or otherwise intervene in the Credit Facility Team's allocation of loans. No portfolio manager would be able to influence the Credit Facility Team's allocation of loans.
Second, portfolio managers typically limit their Funds’ cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. It would generally not be in the interest of a portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.
Third, a portfolio manager’s decision regarding the amount of his or her Fund’s uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans.
The Funds anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the proposed credit facility are expected to restrict its use to customary levels of Fund borrowing.
For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c) and 17(b) of the Act and Rule 17d-1 thereunder.
1. Exemption from Sections 17(a)(3) and 21(b) of the Act
Touchstone Advisors is the investment adviser of each Fund, and each of the Companies has the same principal officers and Board. Although the power of the officers and Board of each Company arises solely as result of their official positions with the Company, in view of the overlap of the investment adviser, and of all of the Trustees and principal officers of the Companies, the Companies and the Funds might be deemed to be under common control and thus "affiliated persons" of each other within the meaning of that term under Section 2(a)(3) of the Act. Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(3) and 21(b) which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.
The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned
Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., the average of the current available Repo Rate and the Bank Loan Rate). Thus, the rate for a borrowing

Fund will be lower, and for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.
Furthermore, because each Fund's daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Credit Facility Team and matched on an equitable basis pursuant to procedures approved by the Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.
Periodic review by each Fund’s Board, including the Independent Trustees, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.
The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements and the General Purposes of the Act
All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.
Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered investment companies must disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. If the relief herein is granted, each Fund will include disclosure in its statement of additional information on the possibility of the Fund's participation in the proposed credit facility. A Fund would include disclosure regarding the proposed credit facility in its statement of additional information as long as the Fund participates in the proposed credit facility.
The proposed credit facility also is consistent with the general purposes of the Act and specifically Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.6 The proposed transactions do not raise such concerns because: (i) Touchstone Advisors, through the Credit Facility Team, would administer the program as a disinterested fiduciary as part of its duties under the relevant advisory or administrative contract with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments either directly or through a money market fund; (iii) the Interfund Loans would not involve a significantly greater risk than other such investments; (iv) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit. Moreover, the other terms and conditions that Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.
6 The affiliated borrowing transactions covered by Section 21(b) are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong. 3d Sess. 15 (1940), House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

For the foregoing reasons, and in light of the other terms and conditions that Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed credit facility are consistent with the general purposes of the Act.
2. Exemption from Sections 17(a)(1), 17(a)(2), and 12(d)(1) of the Act
As noted above, Applicants submit that the proposed credit facility may not involve transactions by any "affiliated persons" of a Fund. Applicants further submit that the proposed credit facility would involve cash items and not the issuance or sale of any "security" by a borrowing Fund to a lending Fund within the meaning of Sections 17(a)(1) or 12(d)(1) of the Act. However, because of the broad definition of a "security" in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the Act. Thus, Applicants seek through this Application to eliminate any possible questions or doubts concerning their participation in the proposed credit facility.
Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Pursuant to conditions (3), (4) and (5), a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. If such a pledge of assets were to be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the Act, exemptive relief from the provisions of that section would be required.7
Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).
The primary purpose of Sections 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the purchase or sale of securities or other property, i.e., to prevent self-dealing.8 Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the proposed credit facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each Fund's daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Credit Facility Team and matched on an equitable basis pursuant to procedures approved by the Board of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.
The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.
Furthermore, Applicants submit that the proposed credit facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company's acquisitions of securities issued by another investment company. To the extent that the obligation of a
7 In this respect, Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7 under the Act. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’ board has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policies of each fund. Cf. Safeco Growth Fund, Inc. (pub. avail. Mar. 4, 1985).
8 See, Rubin v. United States, 449 U.S. 424 (1981), See also Salomon Brothers Asset Management Inc., et al. Investment Company Act Release Nos. 24181(Dec. 1, 1999) (notice) and 24222 (Dec. 28, 1999) (order).

borrowing Fund to repay an Interfund Loan could be deemed a security, as described above, an Interfund Loan could involve an acquisition of securities of the borrowing Fund in excess of the limits of Section 12(d)(1). That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders. Touchstone Advisors, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary under its existing advisory or administrative agreements with the Funds, and would receive no additional compensation for its services in connection with the administration of the credit facility. Touchstone Advisors may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. Fees paid to Touchstone Advisors in connection with an Interfund Loan would be no higher than those applicable for comparable bank loan transactions.
Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund's ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interest of Fund shareholders.
3. Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder
Applicants also believe that the proposed credit facility would not involve any "joint enterprise" with any affiliated person subject to Section 17 (d) and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed credit facility.
Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders.9 For the same reasons discussed above with respect to Section 17(a), each Applicant's participation in the proposed credit facility would not involve the overreaching or unfair advantage of any other Applicant. Furthermore, the proposed credit facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund's participation in the proposed credit facility would be on terms which are no different from or less advantageous than that of other participating Funds.
4. Exemption from Section 18(f)(1) of the Act
Applicants request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the proposed credit facility (because the lending Funds are not banks). Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company ” Applicants seek exemption from these provisions only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the other terms and conditions proposed hereunder, including the condition that immediately
9 See, e.g., Hearings on S3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. 762 (1940) at 211-213.

after any unsecured borrowing there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(1) that all borrowings of the Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.
Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that allowing the Funds to borrow directly from other Funds pursuant to the proposed credit facility is fully consistent with the purposes and policies of Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the proposed credit facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

VI. CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the proposed credit facility would be consistent with the provisions, policies and purposes of the Act, and would be on a basis which is not different from or less advantageous than that of other participating Funds.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their respective addresses are as follows:

Touchstone Funds	Touchstone Advisors, Inc.
303 Broadway, Ste. 1100	303 Broadway, Ste. 1100
Cincinnati, Ohio 45202	Cincinnati, Ohio 45202

Applicants further state that all communications, notices and orders concerning this Application should be directed to Meredyth A. Whitford, Esq., Western & Southern Financial Group, 400 Broadway, Cincinnati, Ohio 45202, telephone: (513) 357-6029.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements of its Declaration of Trust or Articles of Incorporation, as applicable, and Bylaws have been complied with in connection with the execution and filing of this Application, and the undersigned officer of each of the Applicants is fully authorized to execute this Application and any amendments hereto. The resolutions adopted by the respective Applicants that authorize the filing of this Application and any amendments hereto are attached hereto as Exhibits I and J.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, each of the Applicants has caused this Application to be duly signed on its behalf in the City of Cincinnati in the State of Ohio on the 11th day of July, 2016.

TOUCHSTONE STRATEGIC TRUST
TOUCHSTONE INVESTMENT TRUST
TOUCHSTONE TAX-FREE TRUST
TOUCHSTONE VARIABLE SERIES TRUST
TOUCHSTONE FUNDS GROUP TRUST
TOUCHSTONE INSTITUTIONAL FUNDS TRUST

/s/ Meredyth A. Whitford
Meredyth A. Whitford
Assistant Secretary

TOUCHSTONE ADVISORS, INC.

/s/ Tim Paulin
Timothy D. Paulin
Senior Vice President

EXHIBIT INDEX

Exhibit	Document
A	List of TST Funds
B	List of TINT Funds
C	List of TTFT Funds
D	List of TVST Funds
E	List of TFGT Funds
F	List of TIFT Funds
G	Verification of the Trusts
H	Verification of the Advisor
I	Authorization of the Trusts
J	Authorization of the Advisor

Exhibit A
Touchstone Strategic Trust Fund List
Touchstone Strategic Trust - Touchstone Credit Opportunities Fund
Touchstone Strategic Trust - Touchstone Dynamic Equity Fund
Touchstone Strategic Trust - Touchstone Flexible Income Fund
Touchstone Strategic Trust - Touchstone Focused Fund
Touchstone Strategic Trust - Touchstone Growth Opportunities Fund
Touchstone Strategic Trust - Touchstone International Small Cap Fund
Touchstone Strategic Trust - Touchstone International Value Fund
Touchstone Strategic Trust - Touchstone Large Cap Fund
Touchstone Strategic Trust - Touchstone Mid Cap Growth Fund
Touchstone Strategic Trust - Touchstone Sands Capital Emerging Markets Growth Fund
Touchstone Strategic Trust - Touchstone Small Cap Growth Fund
Touchstone Strategic Trust - Touchstone Small Cap Value Opportunities Fund
Touchstone Strategic Trust - Touchstone Sustainability and Impact Equity Fund
Touchstone Strategic Trust - Touchstone Value Fund
Touchstone Strategic Trust - Touchstone Dynamic Global Allocation Fund
Touchstone Strategic Trust - Touchstone Controlled Growth With Income Fund
Touchstone Strategic Trust - Touchstone Dynamic Diversified Income Fund

Exhibit B
Touchstone Investment Trust Fund List
Touchstone Investment Trust - Touchstone Active Bond Fund
Touchstone Investment Trust - Touchstone High Yield Fund

Exhibit C
Touchstone Tax Free Trust Fund List
Touchstone Tax Free Trust - Touchstone Ohio Tax Free Bond Fund

Exhibit D
Touchstone Variable Series Trust Fund List
Touchstone Variable Series Trust - Touchstone Focused Fund
Touchstone Variable Series Trust - Touchstone Active Bond Fund
Touchstone Variable Series Trust - Touchstone Large Cap Core Equity Fund
Touchstone Variable Series Trust - Aggressive ETF Fund
Touchstone Variable Series Trust - Conservative ETF Fund
Touchstone Variable Series Trust - Moderate ETF Fund

Exhibit E
Touchstone Funds Group Trust Fund List
Touchstone Funds Group Trust - Touchstone Arbitrage Fund
Touchstone Funds Group Trust - Touchstone Merger Arbitrage Fund
Touchstone Funds Group Trust - Emerging Markets Small Cap Fund
Touchstone Funds Group Trust - Global Real Estate Fund
Touchstone Funds Group Trust - Mid Cap Fund
Touchstone Funds Group Trust - Mid Cap Value Fund
Touchstone Funds Group Trust - Premium Yield Equity Fund
Touchstone Funds Group Trust - Sands Capital Select Growth Fund
Touchstone Funds Group Trust - Small Cap Core Fund
Touchstone Funds Group Trust - Small Cap Value Fund
Touchstone Funds Group Trust - Total Return Bond Fund
Touchstone Funds Group Trust - Ultra Short Duration Fixed Income Fund

Exhibit F
Touchstone Institutional Funds Trust Fund List
Touchstone Institutional Funds Trust - Touchstone Sands Capital Institutional Growth Fund

Exhibit G
Verification

The undersigned states: that she has duly executed the attached Amendment No. 1 to the Application, dated July 11, 2016, for and on behalf of each of Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Variable Series Trust, Touchstone Funds Group Trust, and Touchstone Institutional Funds Trust; that she is Assistant Secretary of each such company; and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TOUCHSTONE STRATEGIC TRUST
TOUCHSTONE INVESTMENT TRUST
TOUCHSTONE TAX-FREE TRUST
TOUCHSTONE VARIABLE SERIES TRUST
TOUCHSTONE FUNDS GROUP TRUST
TOUCHSTONE INSTITUTIONAL FUNDS TRUST

/s/ Meredyth A. Whitford
Meredyth A. Whitford
Assistant Secretary

Exhibit H
Verification

The undersigned states: that he has duly executed the attached Amendment No. 1 to the Application, dated July 11, 2016, for and on behalf of Touchstone Advisors, Inc.; that he is Senior Vice President of such company; and that all action by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TOUCHSTONE ADVISORS, INC.

/s/ Tim Paulin
Timothy D. Paulin
Senior Vice President

Exhibit I
Authorization

I, Meredyth A. Whitford, do hereby certify that I am the Assistant Secretary of Touchstone Funds Group Trust, Touchstone Institutional Funds Trust, Touchstone Investment Trust, Touchstone Strategic Trust, Touchstone Tax-Free Trust and Touchstone Variable Series Trust (collectively, the "Trusts"). I further hereby certify that the following resolutions were duly adopted by the Board of Trustees of the Trusts and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:
"RESOLVED, that the appropriate officers of the Touchstone Funds Group Trust, Touchstone Institutional Funds Trust, Touchstone Investment Trust, Touchstone Strategic Trust, Touchstone Tax-Free Trust, and Touchstone Variable Series Trust (collectively, the "Trusts") be, and they hereby are, authorized to execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of the Trusts, for an order exempting the Trusts from Sections 12(d)(1), 17(a)(1), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the 1940 Act, and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trusts that will allow the Trusts to engage in interfund lending, in a form satisfactory to such officers and counsel to the Trusts, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and

FURTHER RESOLVED, that the appropriate officers of the Trust are hereby authorized, with the advice of counsel, to take all necessary, appropriate or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolutions."

IN WITNESS WHEREOF, I have executed this certificate on this 10th day of February, 2016.

/s/ Meredyth A. Whitford
Meredyth A. Whitford
Assistant Secretary

Exhibit J
Authorization

I, Rhonda Malone, do hereby certify that I am the Secretary of Touchstone Advisors, Inc. and that the following resolution was duly adopted by the Board of Directors of such corporation, and remains in full force and effect as of the date hereof:
“RESOLVED, that the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary or such other officers as may be designated, by the Chairman or the President, be and hereby authorized and directed to prepare for the corporation individually, or individually or jointly with Touchstone Advisors, Inc., any registered investment company or companies for which Touchstone Advisors, Inc. serves as investment adviser or principal underwriter, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 (the “Acts”), for orders granting such exemptions from the Acts as are necessary or desirable, and to execute and file on behalf of this corporation such applications and any amendments thereto with the Securities and Exchange Commission.”
IN WITNESS WHEREOF, I have executed this certificate on this 10th day of February, 2016.

/s/ Rhonda Malone
Rhonda Malone
Secretary